                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 001-31266

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          Travelers 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        TRAVELERS PROPERTY CASUALTY CORP.
                                ONE TOWER SQUARE
                               HARTFORD, CT 06183

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                                December 31, 2002

                   (With Independent Auditors' Report Thereon)

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                                December 31, 2002

                                      INDEX

                                                                                    PAGE
Independent Auditors' Report                                                            1

Financial Statements:
    Statement of Net Assets Available for Plan Benefits as of
      December 31, 2002                                                                 2

    Statement of Changes in Net Assets Available for Plan Benefits
      for the period August 20, 2002 to December 31, 2002                               3

    Notes to Financial Statements                                                  4 - 13

SUPPLEMENTAL SCHEDULE: *

    Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
    - December 31, 2002                                                                14

* Schedules required by Form 5500 which are not applicable have not been included.

                          INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of the Travelers 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Travelers 401(k) Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the period August 20, 2002 (inception of Plan) to December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Travelers 401(k) Savings Plan as of December 31, 2002, and the changes in net assets available for plan benefits for the period August 20, 2002 (inception of Plan) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, Line 4i-Schedule of assets (held at end of year) - December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
June 30, 2003

                          TRAVELERS 401(k) SAVINGS PLAN

               Statement of Net Assets Available for Plan Benefits

                             As of December 31, 2002

ASSETS

  Investments at fair value (note 3)               $  1,073,510,400
                                                   ----------------
  Receivables:
    Employer contributions                               17,808,417
    Accrued interest and dividends                          310,250
    Investments sold but not delivered                    1,329,977
                                                   ----------------
            Total receivables                            19,448,644
                                                   ----------------
  TOTAL ASSETS                                        1,092,959,044
                                                   ----------------

LIABILITIES

  Investments purchased but not received                    555,229
  Administrative fees payable                               421,716
                                                   ----------------
  TOTAL LIABILITIES                                         976,945
                                                   ----------------

    NET ASSETS AVAILABLE FOR PLAN BENEFITS         $  1,091,982,099
                                                   ================

See accompanying notes to financial statements.

                          TRAVELERS 401(k) SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

     For the Period August 20, 2002 (inception of Plan) to December 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
     Net appreciation in fair value of investments (note 3)        $      4,679,376
     Dividends                                                            3,025,093
     Interest                                                             5,434,076
                                                                   ----------------
                                                                         13,138,545

     Less investment expenses                                               469,810
                                                                   ----------------
              Net investment income                                      12,668,735

  CONTRIBUTIONS:
     Employee contribution                                               23,856,753
     Employee rollover  contribution                                        958,273
     Employer contribution                                               17,808,417
                                                                   ----------------
              TOTAL CONTRIBUTIONS                                        42,623,443
                                                                   ----------------

              Total additions                                            55,292,178
                                                                   ----------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                        8,260,040
                                                                   ----------------
              TOTAL DEDUCTIONS                                            8,260,040
                                                                   ----------------

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                   47,032,138

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT:
  BEGINNING OF PERIOD                                                             -
  Transfer in from Citigroup 401(k) Plan                              1,044,949,961
                                                                   ----------------
  END OF PERIOD                                                    $  1,091,982,099
                                                                   ================

See accompanying notes to financial statements.

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2002

(1)      PLAN DESCRIPTION

         The following brief description of the Travelers 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         Travelers Property Casualty Corp. and participating affiliated companies (the "Company") was reorganized in connection with its Initial Public Offering in March 2002. Citigroup, Inc. (together with its consolidated subsidiaries, - "Citigroup") completed the spin-off of the Company, as an independent public company in August 2002 (the "Effective Date"). The Plan received an asset transfer from the Citigroup 401(k) Plan, and in conjunction therewith, assumed the liability for benefits previously provided under the Citigroup 401(k) Plan with respect to participants on the Effective Date in this Plan. The Company as the Plan Sponsor has the power to appoint a committee to carry out its administrative duties.

         The Plan is a defined contribution section 401(k) plan that covers all eligible employees of the Company. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974, as amended (ERISA).

         INVESTMENT PROGRAMS - Employee contributions to the Plan are invested by the Plan's trustee, State Street Bank and Trust Company, as directed by the participants. The Plan offers participants a choice of funds in which to invest. As of December 31, 2002, the Plan offered the following investment funds:

     1. TRAVELERS PROPERTY CASUALTY CORP. CLASS A STOCK FUND - This fund invests primarily in shares of the Company's class "A" common stock (TAP.A).

     2. TRAVELERS PROPERTY CASUALTY CORP. CLASS B STOCK FUND - This fund invests primarily in shares of the Company's class "B" common stock (TAP.B).

     3. CITIGROUP COMMON STOCK FUND - This fund invests primarily in shares of Citigroup Inc. common stock (C).

     4. STABLE VALUE FUND - This fund invests in: (i) high-quality insurance, bank or like products, including guaranteed interest contracts, insurance company separate accounts, and general account insurance contracts, and (ii) collective investment funds that invest primarily in high quality, stable value investment contracts issued by insurance companies and banks and synthetic guaranteed investment contracts.

     5. SMITH BARNEY MONEY FUNDS CASH PORTFOLIO FUND (class "Y" shares) - This fund invests in U.S. government obligations, high-quality commercial paper and other short-term obligations, corporate obligations, and municipal obligations.

     6. FIXED-INCOME SECURITIES FUND - This fund is designed to be an enhanced fixed-income index fund and is expected to offer a return that is close to the index return.

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2002

     7. SMITH BARNEY GOVERNMENT SECURITIES FUND (class "Y" shares) - This fund seeks to achieve its objective through investments, primarily in debt securities issued or guaranteed by the U.S. government, its agencies, or its instrumentalities. These include U.S. Treasury and mortgage-rated securities.

     8. SMITH BARNEY DIVERSIFIED STRATEGIC INCOME FUND (class "Y" shares) - This fund invests primarily in three types of fixed income securities: U.S. government securities and U.S. government mortgage-related securities; foreign government securities, including securities issued by supranational organizations; and U.S. and foreign corporate debt securities.

     9. SALOMON BROTHERS HIGH YIELD BOND FUND (class "O" shares) - This fund invests primarily in high-yield, fixed-income securities issued by U.S. and foreign corporations and foreign governments and their agencies and instrumentalities. The fund will limit its investments in emerging market governmental issuers to 35% of its assets.

     10. CONSERVATIVE FOCUS FUND - This fund invests in a mix of fixed-income and equity funds. The fund is managed to approximate this target portfolio mix. The fund is rebalanced monthly or more often when justified by significant activity or changes in the market values of the underlying funds.

     11. MODERATE FOCUS FUND - This fund invests in a mix of fixed-income and equity funds and is managed to approximate this target portfolio mix. The fund is rebalanced monthly or more often when justified by significant activity or changes in the market values of the underlying funds.

     12. AGGRESSIVE FOCUS FUND - This fund invests in a mix of fixed-income and equity funds and is managed to approximate this target portfolio mix. The fund is rebalanced monthly or more often when justified by significant activity or changes in the market values of the underlying funds.

     13. S&P 500 INDEX FUND - This fund invests in an index fund that replicates the composition of the S&P 500 Index, and the return for the fund is expected to be very close to that of the S&P 500. A relatively small cash balance is maintained for liquidity purposes, but it is equitized using S&P 500 stock index futures in order to keep the Fund fully invested.

     14. SMITH BARNEY APPRECIATION FUND (class "Y" shares) - This fund invests primarily in equity securities of U.S. companies. The fund typically invests in medium- and large-capitalization companies and may invest in small-capitalization companies. Equity securities include exchange-traded and over-the-counter common stocks and preferred stocks, debt securities convertible into equity securities, and warrants and rights relating to equity securities.

     15. SMITH BARNEY LARGE CAP GROWTH FUND (class "Y" shares) - This fund invests primarily in equity securities of companies with large market capitalizations. Large-capitalization companies are those with total market capitalizations of $5 billion or more at the time of investment. Equity securities include U.S. exchange-traded and over-the-counter common stocks, debt securities convertible into equity securities, and warrants and rights relating to equity securities.

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2002

     16. SMITH BARNEY LARGE CAP VALUE FUND (class "Y" shares) - This fund invests primarily in common stocks of U.S. companies having market capitalizations of at least $5 billion at the time of investment.

     17. SALOMON BROTHERS INVESTORS VALUE FUND (class "O" shares) - This fund invests primarily in common stocks of established U.S. companies. The fund also may invest in other equity securities. To a lesser degree, the fund invests in income-producing securities, such as debt securities.

     18. STATE STREET GLOBAL ADVISORS RUSSELL 2000 INDEX SECURITIES LENDING FUND (Series A) - This fund attempts to invest in all 2,000 stocks in the Russell 2000 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price). The strategy of investing in the same stocks as the Index minimizes the need for trading and therefore results in lower expenses.

     19. SMITH BARNEY AGGRESSIVE GROWTH FUND (class "Y" shares) - This fund invests primarily in common stocks of companies that the manager believes are experiencing, or will experience, growth in earnings that exceeds the average rate of earnings growth of the companies that comprise the S&P 500 Index. The fund may invest in the securities of large, well-known companies that offer prospects of long-term earnings growth. However, because higher earnings growth rates are often achieved by small- to medium-sized companies, a significant portion of the fund's assets are invested in the securities of such companies.

     20. SMITH BARNEY INTERNATIONAL ALL CAP GROWTH FUND (class "Y" shares) - This fund invests primarily in equity securities of foreign companies. Equity securities include exchange-traded and over-the-counter common stocks and preferred shares, debt securities convertible into equity securities, and warrants and rights relating to equity securities.

     21. INTERNATIONAL SECURITIES FUND - This fund invests 90% of its assets in the DFA International Value Portfolio IV and 10% in the Emerging Markets Portfolio II. Each portfolio is a separate fund managed by Dimensional Fund Advisors Inc. (DFA). The DFA International Value Portfolio IV invests in large non-U.S.-based companies in developed countries whose stocks DFA deems value stocks, typically because the shares have higher book value in relations to their market value. Generally, investments are in companies whose market capitalization (shares outstanding times market price) exceeds $800 million and whose book-to-market ratio is in the top 30% of all companies of each country. DFA generally invests in the same countries as are found in the Morgan Stanley Europe, Australasia, Far East Index
            (EAFE), a widely followed international index for developed countries. The Emerging Markets Portfolio II invests in stocks of companies in countries whose economies have the potential for rapid economic growth. These countries are located in regions such as Southeast Asia, Latin America, and the Middle East. The portfolio will invest in companies whose market capitalization ranking by size is in the top 40th-75th percentile of the total market capitalization of public companies in the country.

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2002

     22. EUROPACIFIC GROWTH FUND -This fund's assets may be invested in common stocks; securities convertible into common stocks, warrants and rights; debt securities; government securities; nonconvertible preferred stocks; repurchase agreements; and cash or cash equivalents. Holdings range from small firms to multinational corporations located in major world markets as well as in smaller, developing countries.

     23. TEMPLETON DEVELOPING MARKETS TRUST FUND (class "A" Shares) - This fund invests primarily in equity securities of developing or emerging market issuers.

     24. VAN KAMPEN EMERGING GROWTH FUND (class "A" shares) - This fund seeks to achieve its objective by investing in common stocks of emerging-growth companies.

     25. VAN KAMPEN COMSTOCK FUND (class "A" Shares) - This fund emphasizes a "value" style of investing, seeking well-established, undervalued companies.

     26. SALOMON BROTHERS CAPITAL FUND (class "O" Shares) - This fund invests in securities believed to have above-average price appreciation potential. The fund may invest in seasoned, established companies and relatively small new companies as well as new issues. The fund will not invest more than 25% of its assets in any particular industry.

         EMPLOYEE CONTRIBUTIONS

         Eligible employees who elect to participate in the plan may contribute up to 50% (in increments of 1%) of their eligible compensation as pre-tax contributions into the Plan (subject to statutory limitations of $11,000 for 2002) as defined in the Plan.

         EMPLOYER CONTRIBUTION

         The Company makes employer matching contributions to the Company Common Stock Funds on behalf of eligible participants as defined in the Plan document. Allocations are based on participant's qualifying compensation and eligible pay, as provided in the Plan document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

                 Travelers 401(k) Savings Plan Company Match for 2002 to be credited in 2003
--------------------------------------------------------------------------------------------------------------
                                          For each $1 contributed by
                                             the participant, the          To a maximum of:
If total eligible compensation is:         Company will contribute
--------------------------------------------------------------------------------------------------------------
                                                                     | The lesser of 3% of eligible pay or |
         $0 - $50,000                                 $3             | $1,500 annually.                    |
---------------------------------------------------------------------|                                     |
Greater-than $50,000 - $75,000                        $2             |                                     |
---------------------------------------------------------------------|                                     |
Greater-than $75,000 - $100,000                       $1             |                                     |
--------------------------------------------------------------------------------------------------------------
     Greater-than $100,000                            No matching contribution made.
--------------------------------------------------------------------------------------------------------------

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2002

         The 2002 employer contribution was a receivable to the Plan as of December 31, 2002. The contribution amount for plan year 2002 was $16,326,691 and was made on March 28, 2003. This amount was contributed in the Company's class "B" common stock. The Plan allows for the Company to make discretionary profit sharing contributions to the Plan. There were no such contributions for 2002.

         Aetna Supplemental Company Contribution

         The Aetna Supplemental Company Contribution is a supplement to the Travelers 401(k) Savings Plan. The Aetna Supplemental Company Contribution was established in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holding Inc. of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and the Standard Fire Insurance Company. It provides a fixed annual contribution into the Plan for eligible employees ("Aetna Participants").

         The contribution amount for each Aetna Participant is fixed for each year the employee remains actively employed with the Company. In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked. The Aetna Participants are fully vested in this supplemental account. The 2002 Aetna Supplemental Company Contribution was a receivable to the Plan as of December 31, 2002. The contribution amount for plan year 2002 was $1,481,726 and was made in February 2003.

         VESTING

         Participants are fully vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for participants to be one-hundred percent (100%) vested in employer contributions after completion of three years of service.

         Amounts forfeited from Participant Accounts during a plan year shall be applied, at the Company's discretion, to pay the Plan administration expenses or to reduce the employer contribution amount which would otherwise be required for any matching contribution or profit-sharing contributions made under the Plan. There were no forfeitures in 2002.

         PLAN TERMINATION

         The Company expects to continue the Plan indefinitely, but reserves the right at any time to terminate the Plan in its entirety. The Company may also completely discontinue contributions to the Plan. Upon full or partial termination or complete discontinuance of contributions under the Plan, all amounts credited to the affected Participants' Accounts shall become one-hundred percent (100%) vested and shall not thereafter be subject to forfeiture.

         FUND TRANSFERS AND ALLOCATION OF CONTRIBUTIONS

         Participants may elect to divide their contributions among the investment funds in whole increments divisible by 1%. Certain restrictions apply to transfers in and out of various investment funds.

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2002

         Company matching contributions made on behalf of a participant (and any earnings thereon) which are initially invested in either the Company's class A or class B common stock funds (collectively, the "Travelers Funds") may not be transferred to other investment funds for a period of five years unless such Participant attains age 55, at which point there are no transfer restrictions.

         INVESTMENTS

         Plan assets are held in a trust fund established under the Plan.

         ROLLOVER AND TRANSFER CONTRIBUTIONS

         Participants may also elect to contribute amounts as "rollovers" representing distributions from other qualified defined benefit or defined contribution plans of a former employer or to make rollover contributions into the Plan from an individual retirement account (or similar arrangement).

         PARTICIPANT LOANS

         Loans transferred to the Plan pursuant to the Citigroup 401(k) Plan Asset Transfer shall be treated as loans under the Plan, and will retain all of the material features (e.g. interest rate and repayment schedule) that such loans had under the Citigroup 401(k) Plan. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Each loan bears interest at prime rate plus 1% as published in the Wall Street Journal on the first business day of the month in which the loan is made.

         Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions.

         WITHDRAWALS

         Generally, contributions may not be withdrawn while employed by the Company prior to retirement age. No amounts attributable to matching or additional employer contributions may be withdrawn while a participant is employed by the Company prior to age 59 1/2. In the case of hardships resulting in an "immediate and heavy financial need", a participant may elect to withdraw all or a portion of his or her account balance, including earnings in an amount which, as determined by the Committee to be "necessary to satisfy the financial need". Any hardship withdrawals under the Citigroup 401(k) Plan within twelve (12) months prior to the Effective Date of this Plan shall be deemed to be a hardship withdrawal under this Plan.

         Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each Participant's Account. Any Participant who makes a withdrawal from the Travelers Funds or the Citigroup Stock Fund other than for a hardship withdrawal may elect to receive payments in the form of common stock or cash at the discretion of the participant. Fractional shares and withdrawals from other funds are paid in cash.

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2002

         DISTRIBUTIONS

         A Participant or beneficiary may receive distributions from his/her account under the Plan upon any termination of employment, retirement, death or disability (as defined in the Plan) in the forms of a lump-sum payment, or, if vested account balance is greater than $5,000, in installments.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Plan investments are stated at fair value, except for short-term money market investments and participant loans, which are valued at cost plus interest received which approximates fair value. Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, stocks and bonds are valued at the most recent bid quotation; securities traded in the over-the counter market are valued at their last sale or bid price.

         The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the mutual and commingled fund.

         U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations. Guaranteed investment contracts which have contract provisions that require withdrawals at contract value for benefit payments, loans or transfers are carried at contract value.

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         BENEFITS PAID TO PARTICIPANTS

         Benefit payments are recorded when paid.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

         EXPENSES

         Substantially all expenses related to the administration of the Plan are paid by the participants of the Plan.

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2002

         MARKET RISK

         The Plan offers a number of investment options including the Travelers Funds and other investment Funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect the changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the statement of changes in net assets available for plan benefits.

         CREDIT RISK

         The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-six participant-direct fund elections. Additionally the investments within each participant-direct fund elections are further diversified into varied financial instruments, with the exceptions of the Travelers Funds and Citigroup Common Stock Fund, which primarily invest in securities of a single issuer.

(3)      INVESTMENTS

         A summary of the Plan's investments as of December 31, 2002 is listed below. Investments that represent more than 5% of the Plans assets are separately identified.

                                                                             2002
                                                                       ----------------
Investments at fair value as determined by quoted market price:

Citigroup Common Stock                                                 $    471,543,220
Travelers Property Casualty Corp. (class "A" shares)                         30,236,443
Travelers Property Casualty Corp. (class "B" shares)                         19,486,903
U.S. Government and Agency Obligation                                         9,820,984
Corporate & Foreign Bonds                                                     4,910,374
Stable Value Fund                                                           265,847,376
INVESCO 500 Index Fund                                                       59,917,022
Other Mutual and Commingled Funds                                           163,703,750
                                                                       ----------------
                                                                          1,025,466,072
                                                                       ----------------
Investments at contract value:
   Short Term Investment Fund                                                12,244,389
   Guaranteed Investment Contracts                                            3,849,788
   Participant Loans                                                         31,950,151
                                                                       ----------------
                                                                       $     48,044,328
                                                                       ----------------

Total Investments                                                      $  1,073,510,400
                                                                       ================

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2002

         The credit rates for Guaranteed Investment Contracts as of December 31, 2002 ranged from 4.65% to 7.31%. During the period from August 20, 2002 to December 31, 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $4,679,376.

Common Stock                                         $   13,576,358
U.S. Government and Agency Obligation                        84,774
Corporate & Foreign Bonds                                   129,186
Other Mutual and Commingled Funds                        (9,110,942)
                                                     --------------

Net appreciation in fair value of investments        $    4,679,376
                                                     ==============

(4)      NON - PARTICIPANT DIRECTED INVESTMENTS

         Employer contributions and Company Matching Contributions made on behalf of a participant must stay in the Company's common stock fund for five plan years. After five plan years, the restriction on the contribution, lapses, and that portion of contributions and its earnings can be transferred to any of the available investment options.

         This five-year restriction also lapses when the participant reaches age
         55. Once a participant is vested in his or her company contributions, the funds are non-forfeitable and will become available for distribution or withdrawal in accordance with the terms of the Plan.

         Information about the net assets and significant components of the changes in net assets relating to non-participant directed investments is as follows:

                                                    2002
                                               -------------
Net Assets Available for Plan Benefits:
     Employer Contribution Receivable          $  16,326,691

  Significant Changes in Net Assets:
     Employer Contribution                     $  16,326,691

(5)      TAX STATUS

         The Plan has not yet requested a determination letter from the Internal Revenue Service. The Plan Administrator and the Plan's legal counsel believe that the Plan as designed qualifies under the applicable provisions of the Internal Revenue Code and, therefore the related trust, is exempt from Federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and should qualified under the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is included in the Plan's financial statements.

                                    TRAVELERS
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2002

(6)      RELATED PARTY TRANSACTIONS (PARTIES IN INTEREST)

         Certain Plan investments are shares on stock issued by Travelers Property Casualty Corp. Travelers Property Casualty Corp. is the Plan Sponsor of the Plan.

         Certain Plan investments are shares of commingled trust funds managed by State Street Bank and Trust Company (`State Street"), and common stock issued by State Street. State Street is the custodian of the Plan's assets.

         CitiStreet, a subsidiary of a joint venture between Citigroup and State Street provided administration and recordkeeping for the Plan.

                                                         SUPPLEMENTAL SCHEDULE I

                              TRAVELERS 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                     MATURITY    NUMBER                          MARKET VALUE
IDENTITY OF ISSUE                           RATE       DATE     OF SHARES         COST             12/31/02
---------------------------------------------------------------------------------------------------------------
STATE STREET BANK
State Street Bank & Trust Co                                    12,244,389        12,244,389         12,244,389
                                                                             ---------------    ---------------

COMMON STOCK
Citigroup Inc.                                                  13,399,921       455,597,297        471,543,220
*Travelers Property Casualty Corp. TAP.A                         2,063,921        31,020,172         30,236,443
*Travelers Property Casualty Corp. TAP.B                         1,330,164        21,072,739         19,486,903
                                                                             ---------------    ---------------
                                                                                 507,690,208        521,266,566
U.S. GOVERNMENT AND AGENCY OBLIGATIONS
Federal Home Loan Banks                    6.250%      8/4/13      100,000           107,341            107,012
Federal Home Loan Mortgage Corp            5.750%     4/15/08      125,000           139,082            140,309
Federal Home Loan Mortgage Corp            6.000%     6/15/11      150,000           167,336            169,891
Federal Home Loan Mortgage Corp            6.250%     7/15/04      400,000           427,344            428,489
Federal Home Loan Mortgage Corp            6.875%     1/15/05      450,000           495,094            495,188
Federal Home Loan Mortgage Corp            5.250%     1/15/06    1,100,000         1,184,988          1,194,989
Federal National Mortgage Association      6.000%     5/15/08       70,000            76,997             79,290
Federal National Mortgage Association      6.375%     6/15/09      100,000           111,948            115,711
Federal National Mortgage Association      7.125%     3/15/07      125,000           143,291            146,239
Federal National Mortgage Association      5.125%     2/13/04      300,000           312,930            312,563
Federal National Mortgage Association      7.000%     6/15/05      500,000           556,735            560,565
Federal National Mortgage Association      7.500%     2/25/29      101,396           108,107            104,624
Federal Natl Mtg Assn Gtd                  7.000%    12/25/41      135,082           142,960            144,875
FHLMC                                      5.500%    12/31/99      300,000           307,313            310,875
FNMA Pool                                  6.500%     12/1/12       16,398            17,211             17,382
United States Treasury Notes               5.750%     8/15/10       40,000            44,668             45,991
United States Treasury Notes               5.750%     8/15/03      150,000           155,789            154,190
United States Treasury Notes               6.125%     8/15/07      140,000           157,569            160,989
United States Treasury Notes               5.250%     5/15/04      200,000           210,908            210,664
United States Treasury Notes               6.500%     2/15/10      190,000           220,964            227,109
United States Treasury Notes               5.625%     5/15/08      260,000           292,565            294,978
United States Treasury Notes               6.625%     5/14/07      400,000           458,488            466,906
United States Treasury Notes               5.625%     2/15/06      500,000           548,012            553,672
United States Treasury Notes               7.875%    11/15/03      680,000           759,306            759,342
United States Treasury Notes               6.500%    10/15/06      920,000         1,048,368          1,056,706
United States Treasury Notes               5.000%     8/15/11      970,000         1,042,381          1,063,665
United States Treasury Bill                                        500,000           498,515            498,770
                                                                             ---------------    ---------------
                                                                                   9,736,210          9,820,984
CORPORATE BONDS
Alcoa Inc                                  5.875%      6/1/06       10,000            10,635             10,979
All State Corporation                      7.200%     12/1/09       50,000            57,264             57,986
AOL Time Warner Inc                        6.125%     4/15/06       20,000            18,400             20,649
AT&T Wireless Services Inc                 7.875%      3/1/11       30,000            28,050             30,150
Atlantic Richfield Co                      5.900%     4/15/09       80,000            85,810             89,057
Bank of America                            7.125%     9/15/06       60,000            67,183             68,431
Bellsouth Corp                             5.000%    10/15/06       15,000            15,224             16,016
Boeing Capital Corporation                 6.100%      3/1/11       15,000            15,279             15,554
Boeing Capital Corporation                 6.500%     2/15/12       25,000            26,871             26,655
Burlington Northern Santa Fe               7.125%    12/15/10       80,000            89,531             92,304
Capital One Bank                           6.875%      2/1/06       35,000            33,250             33,861
Capital One Master Tr                      4.900%     3/15/10       50,000            52,186             52,336
Citigroup Inc.                             7.375%      4/2/07       50,000            51,648             54,510
Citigroup Inc.                             7.250%     10/1/10       60,000            68,059             69,652
Comcast Cable Communications               6.750%      1/1/11       15,000            13,588             15,607
Comcast Cable Communications               6.375%     6/30/06       35,000            33,644             36,620
Comcast Cable Communications Inc           6.875%     6/15/09       60,000            59,815             63,834
Conagra Inc                                6.000%     9/15/06       80,000            85,174             87,540
Continental Airlines Pass Thru Tr          7.918%      5/1/10       25,000            22,000             22,210
Cox Communications Inc New                 7.750%     11/1/10       30,000            32,860             34,169
Credit Swisse First Boston USA             6.125%    11/15/11       25,000            25,132             26,085
CSX Corp                                   6.250%    10/15/08       80,000            85,674             88,954
Daimler Chrysler  Na Holdings              6.400%     5/15/06       25,000            26,346             26,949
Devon Fing Corp U L C                      6.875%     9/30/11       15,000            16,205             16,708
Discover Card Master Tr I                  5.300%    11/16/06       70,000            73,266             73,372
EOP Oper LTD Partnership                   6.800%     1/15/09       70,000            74,365             75,921
Erac Usa Fin Co                            8.000%     1/15/11       50,000            55,880             57,492
FedEx Corp                                 6.875%     2/16/06       60,000            65,216             66,587
Ford Motor Car Company                     7.375%    10/28/09       90,000            88,504             89,178
Ford Motor Car Company                     6.875%      2/1/06      100,000            98,194            100,175

                                                         SUPPLEMENTAL SCHEDULE I

                              TRAVELERS 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                     MATURITY    NUMBER                          MARKET VALUE
IDENTITY OF ISSUE                           RATE       DATE     OF SHARES         COST             12/31/02
---------------------------------------------------------------------------------------------------------------
General Electric Cap Corp                  8.850%      4/1/05       50,000            56,919             56,854
General Electric Cap Corp MTN              5.875%     2/15/12      100,000           106,776            106,909
General Mills Inc                          5.125%     2/15/07       50,000            51,765             53,122
General Motors Acceptance Corp             6.750%     1/15/06      130,000           131,816            134,631
Goldman Sachs Group Inc.                   6.875%     1/15/11       30,000            32,494             33,487
Goldman Sachs Group Inc.                   6.650%     5/15/09       90,000            98,762             99,204
Household Financial Corp                   6.500%     1/24/06       35,000            34,790             37,272
Household Financial Corp                   7.200%     6/15/06       35,000            36,788             37,868
Household Financial Corp                   5.750%     1/30/07      120,000           119,240            125,594
International Business Machines            5.375%      2/1/09       60,000            61,459             64,812
International Paper Company                8.125%      6/8/05       15,000            16,674             16,789
Kellogg Company                            6.000%      4/1/06       50,000            53,472             54,197
Lehman Brothers Holding                    7.000%      2/1/08       25,000            28,014             28,264
Lehman Brothers Holding Inc                8.250%     6/15/07       15,000            17,457             17,631
Lehman Brothers Holding Inc                7.250%    10/15/03       50,000            52,456             52,114
Lockheed Martin Corp                       8.200%     12/1/09       50,000            59,382             61,790
Marsh and McLennan Cos Inc                 6.625%     6/15/04       70,000            74,204             74,766
MBNA Master CR Card TR II                  5.800%    12/15/05       60,000            61,875             61,402
Mellon Financial Co                        6.000%      3/1/04       60,000            62,794             62,891
Merill Lynch & Co Inc                      6.150%     1/26/06       50,000            54,206             54,095
Morgan J P & Co Inc                        6.700%     11/1/07       20,000            21,423             21,967
Morgan J P & Co Inc                        5.750%     2/25/04       50,000            51,751             52,157
Morgan Stanley Group Inc                   6.100%     4/15/06       50,000            52,641             54,468
National Rural Utilities Coop Fin          7.250%      3/1/12       60,000            64,172             68,815
Nomura Asset Secs Corp                     6.280%     3/15/30       47,203            50,531             50,998
Norwest Financial Inc.                     5.625%      2/3/09       75,000            77,736             79,545
Pfizer Inc                                 3.625%     11/1/04       70,000            71,409             72,152
Phillips Pete Co                           8.750%     5/25/10       80,000            97,018            100,114
Progress Energy Inc                        7.100%      3/1/11       30,000            32,631             33,063
Raytheon Co                                6.750%     8/15/07       80,000            86,253             88,709
Safeway Inc                                6.500%      3/1/11       20,000            21,484             21,773
SBC Communications Inc                     5.750%      5/2/06       50,000            53,805             54,226
Sears Roebuck Accep Corp Mtn               6.560%    11/20/03       50,000            51,834             50,608
Sprint Cap Corp                            7.625%     1/30/11       40,000            37,150             38,000
Toyota Motor Car Corp                      5.500%    12/15/08       70,000            73,777             76,001
Union Pac Corp                             6.500%     4/15/12       50,000            53,967             56,179
Unilever Capital                           7.125%     11/1/10       15,000            17,075             17,705
Viacom Inc                                 7.700%     6/30/10       15,000            16,892             17,821
Wachovia Corp                              6.250%      8/4/08       50,000            53,805             55,412
Walmart Stores Inc                         6.550%     8/10/04       70,000            75,227             75,241
Wash Mutual Bank FA                        6.875%     6/15/11       50,000            54,274             56,064
Wells Fargo & Co new                       6.625%     7/15/04       50,000            53,651             53,488
Weyerhaeuser Co                            6.750%     3/15/12       50,000            52,591             54,517
Verizon Global Fdg Corp                    7.250%     12/1/10      100,000           105,005            113,653
                                                                             ---------------    ---------------
                                                                                   4,012,698          4,115,909

FOREIGN BONDS
Inter American Development Bank            5.750%     2/26/08       60,000            65,684             67,435
United Mexican States                      8.375%     1/14/11      100,000           108,140            113,000
British Columbia Prov Cda                  5.375%    10/29/08       70,000            74,825             77,063
British Telecommunications PLC             8.125%    12/15/10       30,000            34,224             35,967
Ontario Prov Cda                           7.375%     1/27/03       20,000            20,401             20,071
Italy Rep                                  5.625%     6/15/12       50,000            53,532             54,786
France Telecom Sa                          7.200%      3/1/06       15,000            15,805             16,423
AXA Financial Inc.                         7.750%      8/1/10       70,000            76,580             79,208
Bayerische Landes Bank                     5.875%     12/1/08       70,000            74,808             75,941
National Australia Bank Ltd                8.600%      5/1/10       70,000            84,736             88,277
Royal Kpn Nv                               8.000%     10/1/10       25,000            26,671             29,277
Pemex Fin Ltd                              7.330%     5/15/12       70,000            66,440             67,913
Deutsche Telekom International             1.000%     6/15/10       60,000            66,644             69,104
                                                                             ---------------    ---------------
                                                                                     768,490            794,465
MUTUAL FUNDS AND COMINGLED FUNDS
          Conservative Focus Funds
*SSGA Daily Eafe SL Series A                                        12,175           115,946            108,402
*SSGA Daily EMG Markets Series A                                     5,848            36,603             36,323
*SSGA Passive Bond Market Index                                     48,351           692,643            716,519
*SSGA Russell 2000 Index SL Fund                                     2,951            36,076             35,344
*SSGA S& P 500 Flagship Series A                                     1,706           274,811            264,319
                                                                             ---------------    ---------------
          Moderate Focus Funds
*SSGA Daily Eafe SL Series A                                        91,922           884,562            818,476

                                                         SUPPLEMENTAL SCHEDULE I

                              TRAVELERS 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                     MATURITY    NUMBER                          MARKET VALUE
IDENTITY OF ISSUE                           RATE       DATE     OF SHARES         COST             12/31/02
---------------------------------------------------------------------------------------------------------------
*SSGA Daily EMG Markets Series A                                    44,023           278,216            273,429
*SSGA Passive Bond Market Index                                    121,744         1,743,575          1,804,118
*SSGA Russell 2000 Index SL Fund                                    22,281           275,146            266,859
*SSGA S& P 500 Flagship Series A                                    12,869         2,093,140          1,993,979
                                                                             ---------------    ---------------
                 Aggressive Focus Funds
*SSGA Daily Eafe SL Series A                                       148,726         1,437,650          1,324,259
*SSGA Daily EMG Markets Series A                                    71,135           451,591            441,822
*SSGA Passive Bond Market Index                                     65,542           938,920            971,274
*SSGA Russell 2000 Index SL Fund                                    36,010           445,594            431,287
*SSGA S& P 500 Flagship Series A                                    20,802         3,399,301          3,222,979
                                                                             ---------------    ---------------

INVESCO 500 Index Fund                                           7,691,333        63,652,703         59,917,022
Dimensional Invt Group Inc                                         206,859         1,575,756          1,497,160
*Smith Barney Money Funds Inc                                   28,643,792        28,643,792         28,643,792
*Smith Barney Govt Securities Fund                               1,076,087        10,716,433         10,846,960
*Smith Barney Div Strat Inc Fund                                   375,056         2,380,752          2,415,360
*Salomon Brothers Service Funds Inc                                420,020         2,897,774          3,032,546
*Smith Barney Appreciation Fund                                  1,007,918        11,789,479         11,238,287
*Smith Barney Large Cap Growth Fund                                515,661         8,327,733          7,817,422
*Smith Barney Large Cap Value Fund                                 346,795         4,397,787          3,995,079
*Salomon Brothers Investor Fund                                    339,819         5,263,355          4,981,741
*SSGA Russell 2000 Index Fund                                    2,657,167        32,871,769         31,824,891
*Smith Barney Aggressive Growth                                    496,624        33,116,389         32,121,658
*Salomon Brothers Cap Fund Inc                                     103,035         1,984,355          1,965,900
*Smith Barney World Funds Inc                                      160,152         1,709,829          1,607,930
Euro Pacific Growth Fund                                           285,616         6,786,912          6,560,596
Templeton Developing Markets                                       161,699         1,603,135          1,616,991
Van Kampen Amern Cap Comstock Fund                                  31,140           398,945            384,264
Van Kampen Amern Cap Emerging Fund                                  15,704           499,397            443,784
                                                                             ---------------    ---------------
                                                                                 231,720,069        223,620,772

STABLE VALUE FUND
American General                           5.630%    various       713,502           713,502            713,502
Principal Life                             5.100%    various     8,508,136         8,508,136          8,508,136
Principal Life                             4.050%    various     3,009,729         3,009,729          3,009,729
John Hancock                               7.300%   10/1/2003      598,522           598,522            598,522
Metropolitan Life                          7.310%    4/1/2003      189,681           189,681            189,681
Monumental Life                            4.910%    various     6,366,890         6,366,890          6,366,890
Monumental Life                            4.650%    various    10,158,176        10,158,176         10,158,176
Travelers Life & Annuity                   6.450%    various    89,492,128        89,492,128         89,492,128
Travelers Life & Annuity                   7.350%    various     9,352,934         9,352,934          9,352,934
Travelers Life & Annuity                   5.550%    various    29,623,676        29,623,676         29,623,676
Travelers Life & Annuity                   5.960%    various       184,039           184,039            184,039
Travelers Life & Annuity                   6.940%    various     9,813,093         9,813,093          9,813,093
Travelers Life & Annuity                   5.360%    various     7,999,520         7,999,520          7,999,520
Travelers Life & Annuity                   6.000%    various    70,813,591        70,813,591         70,813,591
State Street Bank - Stif                   1.346%    various    19,023,759        19,023,759         19,023,759
                                                                             ---------------    ---------------
                                                                                 265,847,376        265,847,376

GUARANTEED INVESTMENT CONTRACTS
Travelers Life & Annuity                   5.100%    12/31/03      865,540           865,540            865,540
Travelers Life & Annuity                   6.940%      1/1/04    1,226,902         1,226,902          1,226,902
Travelers Life & Annuity                   7.100%      1/1/06    1,006,134         1,006,134          1,006,134
Travelers Life & Annuity                   5.000%      2/6/07      751,212           751,212            751,212
                                                                             ---------------    ---------------
                                                                                   3,849,788          3,849,788

Loan Fund  ( 5,491 loans interest ranging from 5.25% to 12.5% )  31,950,151       31,950,151         31,950,151
                                                                             ===============    ===============
                                                                             $ 1,067,819,379    $ 1,073,510,400
                                                                             ===============    ===============

*        PARTY-IN-INTEREST AS DEFINED BY ERISA.

See accompanying independent auditors' report.

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: June 30, 2003

         Travelers 401(k) Savings Plan

         By:  /s/ Diane Bengston
             ________________________________

         Diane Bengston

         Senior Vice President-Human Resources

         Travelers Property Casualty Corp.

                                Index to Exhibits

Exhibit
Number
------
 23.01       Independent Auditors' Consent

 99.1        Certification pursuant to Section 906 of Sarbanes-Oxley Act of 2002

 99.2        Certification pursuant to Section 906 of Sarbanes-Oxley Act of 2002